SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                   ADT LIMITED

                                (Name of Issuer)


                    Common Shares, Par Value $0.10 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

    John K. Rosenberg, Esq.                  Neil T. Anderson, Esq.
    Western Resources, Inc.                   Sullivan & Cromwell
      818 Kansas Avenue                        125 Broad Street
     Topeka, Kansas 66612                   New York, New York 10021
        (913) 575-6535                          (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 4, 1996

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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--------------------
CUSIP NO. 000915108
--------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)  [   ]
                                                              (b)  [ x ]
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3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                                                  33,971,296
    SHARES          ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                   0
    EACH            ------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    33,971,296
    WITH            ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                             33,971,296
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     24.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                                     CO
--------------------------------------------------------------------------------


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


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on September 13, 1996 by Amendment No. 6 thereto (the "Statement"), with respect to the Common Shares, par value $0.10 per share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

         This Amendment No. 7 to the Statement is being filed in connection with the Reporting Person's filing today on Form 4 reporting purchases made in September of 1996 and not reported in its Form 4 filing on September 10, 1996.


         Item 1. SECURITY AND ISSUER.

         No material change.

         Item 2. IDENTITY AND BACKGROUND.

         No material change.

         Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price (excluding commissions) for the 1,300,000 Shares purchased by the Reporting Person since Amendment No. 6 to the Statement was $24,526,875. Such Shares were acquired with general capital funds of the Reporting Person.

         Item 4. PURPOSE OF THE TRANSACTION.

         In order to purchase Shares at what the Reporting Person considered to be favorable market prices, the Reporting Person decided to purchase 1,300,000 Shares in open market transactions, as more fully set forth in Item 5 below. In the future, the Reporting Person may from time to time purchase or sell Shares at prevailing market prices, or may negotiate to purchase or sell Shares privately.

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted in its entirety and restated as follows:


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



         (a) According to the Issuer's Report on Form 10-Q for the six months ended June 30, 1996, as of August 5, 1996 there were 133,736,123 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. According to proxy materials sent to shareholders of Automated Security (Holdings) PLC ("ASH") in connection with the amalgamation of ASH with and into the Issuer (the "Amalgamation"), approximately 7,000,000 Shares were to be issued in the Amalgamation in exchange for outstanding securities of ASH. The total of the 7,000,000 Shares issued in the Amalgamation and the 133,736,123 Shares reported to be outstanding on the Issuer's Form 10-Q is 140,736,123, which is the number of Shares assumed to be outstanding for the purposes of this
Schedule 13D amendment. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 33,971,296 Shares, constituting approximately 24.1% of the above-noted total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer).

         (b) The Reporting Person has the sole power to vote or direct the vote of its Shares and to dispose of its Shares.

         (c) Since the filing of Amendment No. 6 to the Statement, the Reporting Person has purchased 1,300,000 Shares in open market transactions. Set forth below is a table identifying and describing all such transactions and such conversion:


Common Shares               Price per Share                    Date of Purchase
-------------------------------------------------------------------------------

128,500                         18.75                              9/30/96
152,000                         18.625                             9/30/96
170,000                         18.875                             9/30/96
749,500                         19.00                              9/30/96
  2,000                         18.25                              9/30/96
 98,000                         18.375                             9/30/96




         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.


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



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     WESTAR CAPITAL, INC.


                                     By:  /s/ Marilyn Dalton
                                          Name:  Marilyn Dalton
                                          Title: Secretary and Treasurer


Dated:         October 4, 1996


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